Laurie Dee

+1.714.830.0679

laurie.dee@morganlewis.com

January 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	City National Rochdale Funds (filing relates to the City National Rochdale Fixed Income Opportunities Fund (the “Fund”) (File Nos. 333–16093 and 811–07923)

Ladies and Gentlemen:

This letter summarizes the comments provided to me as a representative of City National Rochdale Funds (the “Registrant”) by Ms. Valerie Lithotomos of the staff of the U.S. Securities and Exchange Commission (the “Commission”) by telephone on January 11, 2023, regarding Post-Effective Amendment Number 97 to Registrant’s Form N-1A registration statement under the Securities Act of 1933, as amended (Amendment Number 96 under the Investment Company Act of 1940, as amended (the “1940 Act”)). Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Funds’ registration statement (the “Amendment”), which will be filed separately.

1.	Comment: The Fee Table for the Fund includes a footnote indicating that “Other Fund Expenses” for Servicing Class shares are based on estimates. Please explain supplementally why the use of estimates, rather than actual fees, is necessary.

Response: The Fee Table for the Fund includes “Other Fund Expenses” that are estimated for Servicing Class shares because the Servicing Class shares have not yet commenced operation and have no actual history. There are no notable distinctions that would cause “Other Fund Expenses” for the Servicing Class shares to materially differ from those of the Fund’s previously existing share classes.

2.	Comment: The Fund invests in collateralized loan obligations (“CLOs”). Please explain supplementally how the Fund will meet the liquidity requirement under Rule 22e-4(b)(iv), given the Fund’s ability to invest without limitation in CLOs.

Response: The Fund’s investments in CLOs are in CLO debt securities, which City National Rochdale, LLC, the investment adviser to the Fund, believes generally do not meet the definition of “illiquid investments” as defined in Rule 22e-4, as such securities trade regularly and have a deep market, and the Fund’s third-party liquidity classification vendor evaluates liquidity of each Fund holding and generally classifies CLO debt securities as liquid. The Fund’s investment adviser also notes that the market for CLO debt securities has evolved such that there are now ETFs offered on the market that invest primarily in such investments.

Morgan, Lewis & Bockius llp

600 Anton Boulevard
Suite 1800
Costa Mesa, CA 92626-7653	+1.714.830.0600
United States	+1.714.830.0700

U.S. Securities and Exchange Commission

January 25, 2023

3.	Comment: Daniel Greenspan of the SEC staff previously provided comments to Post-Effective Amendment Number 95 to the Trust’s Form N-1A registration statement, including a list of requirements with respect to the Irish subsidiary that was wholly owned by the Fund at that time. Please confirm the Fund’s compliance with the same requirements with respect to the Irish Company, as defined in the Registration statement, in which the Fund now invests.

Response: Set forth below are the relevant comments previously provided by Mr. Greenspan (restated to refer to the Irish Company), as well as the Fund’s responses with respect to the Irish Company.

Comment (A): With respect to the Irish Company, please disclose the following in the Fund’s prospectus:

(i) that the Fund complies with Section 8 of the 1940 Act (which relates to the Fund’s fundamental investment policies) on an aggregate basis with the Irish Company;

(ii) that the Fund complies with Section 18 of the 1940 Act on an aggregate basis with the Irish Company (so that in effect, the Fund treats the Irish Company’s debt as its own for purposes of Section 18);

(iii) that the investment advisory agreement with the Irish Company complies with Section 15 of the 1940 Act as if the investment adviser to the Irish Company were an adviser to the Fund;

(iv) that the Irish Company complies with Section 17 of the 1940 Act (with respect to affiliated transactions and custody); and

(v) to the extent applicable, that the investment restrictions of the Fund and the Irish Company (as disclosed in the principal investment strategies and principal risk disclosures of the Fund) are considered in the aggregate.

Response (A): The Fund’s prospectus includes the following disclosure:

“The Fund complies with the provisions of the 1940 Act, including those relating to investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Irish Company, and the Irish Company complies with the provisions relating to affiliated transactions and custody (Section 17). The investment restrictions of the Fund and the Irish Company, as disclosed in the Fund’s principal investment strategies and risks, are considered in the aggregate. The investment advisory agreement with the Irish Company complies with Section 15 of the 1940 Act as if the investment adviser to the Irish Company were the investment adviser to the Fund.”

U.S. Securities and Exchange Commission

January 25, 2023

Comment (B): Confirm in correspondence that the Irish Company and its board of directors agree to inspection by the Commission staff of the Irish Company’s books and records maintained in accordance with Section 31 of the 1940 Act.

Response (B): The Registrant so confirms.

Comment (C): Confirm in correspondence that the Irish Company and its board of directors have or will agree to designate an agent for service of process in the United States.

Response (C): The Registrant so confirms.

Comment (D): Disclose that the Irish Company’s management fee, any performance fee, and expenses will be included in the Fund’s fee table.

Response (D): The Registrant notes that City National Rochdale, LLC, the investment adviser to the Irish Company and the Fund, is not paid a separate management fee or any performance fees, for its advice and services with respect to the Irish Company. The Registrant also confirms that the expenses of the Irish Company are consolidated into the expenses of the Fund. The Fund’s prospectus includes the following disclosure:

“The Adviser does not receive a separate management fee, or any performance fees, for its services with respect to the Irish Company. The expenses of the Irish Company are consolidated into the expenses of the Fixed Income Opportunities Fund.”

Comment (E): Please acknowledge in correspondence that the Irish Company’s investment advisory agreement is a material agreement that is included as an exhibit to the registration statement.

Response (E): The Registrant acknowledges that the Irish Company’s investment advisory agreement is a material agreement, and notes that this agreement will be included as an exhibit to the registration statement.

4.	Comment: In the performance section, the Fund’s performance was provided as of December 31, 2021. Confirm whether updated performance will be provided.

Response: Updated performance for the Fund as of December 31, 2022, will be provided in the Amendment.

5.	Comment: In the trustee and officer table in the Statement of Additional Information, please add “for the past five years” to the heading “Other directorships held by the trustees.”

U.S. Securities and Exchange Commission

January 25, 2023

Response: The requested change has been made.

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If you have any additional questions or comments, please do not hesitate to contact me at (714) 830-0679 or laurie.dee@morganlewis.com.

Very truly yours,

/s/ Laurie A. Dee

Laurie A. Dee